Mail Stop 4561

August 19, 2009

Eberhard Schoneburg
Chief Executive Officer
Artificial Life, Inc.
520 Broadway, Suite 350
Santa Monica, CA 90401

> **Re:** **Artificial Life, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 10, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 12, 2009**
> **File No. 000-25075**

Dear Mr. Schoneburg:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 15

1. We note that you provide no substantive discussion of cash flows from operating activities. In this regard, we note that there were material changes in several

working capital line items, but you have not disclosed why these changes occurred and how they impacted operating cash flow. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 5. Notes Payable and Extinguishment of Liabilities

Extinguishment of Liabilities, page F-13

2.   We note you recorded gains on the extinguishment of certain liabilities during fiscal years ended December 31, 2008 and 2007. Please tell us more about the nature of these payables and how you determined that you were legally released from such obligations.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 1. Financial Statements

Note 3. Customer Concentration, page 9

3.   We note that during fiscal 2009 you began granting extended payment terms to certain customers. Please tell us how you have considered the collectibility criteria and the fixed or determinable criteria within paragraphs 8 and 27-29 of SOP 97-2. As part of your response, tell us whether you have successfully collected under the original terms of agreements that provide for extended payment terms.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3406 if you have questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief